NITCHES, INC.

1333 N. Buffalo Dr., Unit 210

Las Vegas, NV 89128

March 6, 2025

Division of Corporation Finance

Securities and Exchange Commission

Re: Nitches, Inc.

Form 10-K for the fiscal year ended August 31, 2023

Filed December 7, 2023

Amendment No. 3 to Form 10-K for the fiscal year ended August 31, 2023

Filed February 7, 2025

File No. 000-13851

Dear Sir/Madam:

In response to your letter dated February 25, 2025, the following information is hereby submitted on behalf of Nitches, Inc. (the “Company”). An 8-K filing has been submitted in conjunction with this correspondence. For your convenience, we have reproduced the Staff’s comments below in italicized text immediately before our response.

Amendment No.3 to Form 10-K for the fiscal year ended August 31, 2023

Report of the Independent Registered Public Accounting Firm, page F-1

1.We note your response to prior comment 3 where you indicate that you engaged a new auditor to audit your fiscal year 2024 financial statements. If you had a change in auditor, you are required to report such a change within four business days after occurrence of the event by filing an Item 4.01 Form 8-K. Please file the Form 8-K accordingly.

Response: We have filed the 8-K as requested.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

NITCHES, INC.

/s/ John Morgan

CEO and Director